VIA EDGAR CORRESPONDENCE	APRIL 28, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kathryn McHale
Josh Samples

Re:	Comment Letter Dated April 25, 2014 Regarding DFC Global Corp. Preliminary Proxy Statement on Schedule 14A Filed April 18, 2014 File No. 000-50866

Dear Ms. McHale and Mr. Samples:

DFC Global Corp. (“DFC Global,” the “Company,” “we” or “our”) is in receipt of the above captioned comment letter regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience this letter is formatted to reproduce your numbered comments in bold italicized text, followed by responses on behalf of the Company.

We have filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) that incorporates the changes made in response to the Staff’s comments, as well as certain other updated information. All page references in the responses set forth below refer to pages of the Amended Proxy Statement. Defined terms used but not defined herein have the meanings specified in the Amended Proxy Statement. For your convenience, we have included with this letter a marked copy of the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

General

1.	Please supplementally provide the staff with any board books prepared for DFC.

In response to the Staff’s comment, we have separately provided the Staff with board books prepared for DFC.

2.

We note that many of your discussions are preceded by a paragraph indicating that the discussion does not contain all the information important to investors and/or that the discussion is qualified in its entirety by reference to another document. Please revise these

Kathryn McHale

Securities and Exchange Commission

April 28, 2014

paragraphs to state that all material information has been discussed. For example, under the caption “The Merger Agreement,” please remove the language indicating that the discussion is qualified in its entirety by reference to the complete merger agreement and replace with language indicating that the section discusses all material terms of such agreement.

In response to the Staff’s comment, we have revised the Amended Proxy Statement at pages 5, 18, 33, 50 and 60 to indicate, as applicable, that all material information has been discussed and we have removed language on such pages, as applicable, indicating that the discussion is qualified by reference to another document.

Letter to Shareholders

3.	Please disclose the aggregate consideration.

In response to the Staff’s comment, we have revised the letter to the shareholders to disclose that the amount payable to our stockholders and holders of our other equity-based interests due to them under the merger agreement, based upon the shares and our other equity-based interests outstanding as of the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the meeting, is approximately $_____ million in the aggregate. We will insert the actual number in the final proxy statement based on the shares outstanding as of the record date.

Interests of DFC Global’s Directors and Executive Officers…, page 7

4.	Please quantify these interests on an individual basis.

In response to the Staff’s comment, we have added the following two sentences on page 7 of the Amended Proxy Statement to set forth in summary form the information that is contained in the table on page 47 of the Amended Proxy Statement.

“The aggregate amounts to be received by each of the executive officers in connection with the events described in subclauses (ii) and (iii) above are as follows: Jeffery A. Weiss – $2,056,285; Randall Underwood – $552,769; Michael Coury – $110,086; Michael Hudachek – $141,912; Norman Miller – $291,267; John Gavin – $184,589; David Jessick – $184,589; Clive Kahn – $184,589; Michael Kooper – $184,589, Ronald McLaughlin – $184,589; and Edward A. Evans – $71,526. In addition, as a result of the merger, Mr. Weiss will receive his capstone award and incremental capstone award, both of which are fully vested and would otherwise be paid upon his termination of employment, death or disability. The actuarial value of such benefit is $6,243,403 and is payable on the first business day of the calendar month following the merger, except for $1,000,000 of the incremental capstone which is payable on the one-year anniversary of the merger. Mr. Underwood will receive his retention bonus and incremental retention bonus in the form of an actuarially equivalent lump sum within 60 days following the merger (in lieu of an annuity and valued at $2,834,588), which benefits are fully vested and would otherwise be payable in connection with Mr. Underwood’s termination of employment, death or disability.

Kathryn McHale

Securities and Exchange Commission

April 28, 2014

See “Interests of DFC Global’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest” for more detailed information concerning such payments.”

Q; Do I have any appraisal rights?, page 12

5.	Please provide a brief overview, similar to the disclosure on page 16, that alerts shareholders to actions they need to take before the vote.

In response to the Staff’s comment, we have revised the answer to the question on appraisal rights by including the following sentence from page 16 of the Amended Proxy Statement to provide a brief overview of the actions that shareholders must take before the vote on the merger agreement.

“To exercise your appraisal rights, you must submit a written demand for appraisal to DFC Global before the vote is taken on the merger agreement, you must NOT vote in favor of the Merger Proposal and you must otherwise comply with the requirements of Section 262.”

Opinion of the Financial Advisor to the Company

6.	In the penultimate paragraph on page 34, and in the opinion attached as Appendix B, please make it clear that Houlihan Lokey has given their consent for the use of its opinion in this proxy statement. In addition, please revise the language which suggests that shareholders cannot rely on the opinion; you may limit the opinion to scope but not person.

In response to the Staff’s comments, the disclosures on page 34 of the Amended Proxy Statement and Houlihan Lokey’s opinion have been revised to clarify that Houlihan Lokey consents to the inclusion of its opinion in the proxy statement. In addition, the Company respectfully advises the Staff that the disclosure, “Houlihan Lokey’s opinion…may not be used for any other purpose without Houlihan Lokey’s prior written consent,” and the corresponding language in Houlihan Lokey’s opinion, in accordance with the Staff’s comment above, merely limit the opinion to scope but not person.

Other Matters, page 38

7.	Please disclose the aggregate compensation Houlihan Lokey has received for all services, including broker dealer services, it has provided you over the last two years as required by Section 1015(b)(4) of Regulation M-A.

In response to the Staff’s comments, the disclosure on page 39 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Kathryn McHale

Securities and Exchange Commission

April 28, 2014

Material U.S. Federal Income Tax Consequences, page 56

8.	In the bolded paragraph, please remove the words “for general information purposes only.”

In response to the Staff’s comments, we have removed the words “for general information purposes only.”

* * * *

Pursuant to your request, the Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (610) 640-5937 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ Randy Underwood
Randy Underwood Chief Financial Officer

cc:	Barry Abelson (Pepper Hamilton LLP)

Brian Katz (Pepper Hamilton LLP)